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                                                                    Exhibit (p)


                                                [VKAC INVESTMENTADVISORY
                                                CORP. LETTERHEAD]


May 12, 1998

Van Kampen American Capital Senior Income Trust
One Parkview Plaza
Oakbrook Terrace, IL  60181


Dear Sirs:

The initial $100,000.00 investment by Van Kampen American Capital Investment Advisory Corp. for 10,000 Common Shares of Van Kampen American Capital Senior Income Trust will not be redeemed while any organizational expenses remain unamortized unless the proceeds of any redemption of that initial investment are reduced by their pro rata portion of any unamortized organizational expenses. These shares are purchased for investment purposes, and Van Kampen American Capital Investment Advisory Corp. has no present intention of selling or publicly distributing these shares.


Sincerely,



William R. Rybak
Executive Vice President and Chief Financial Officer



WRR/smb